   As filed with the Securities and Exchange Commission on February 22, 2002

                                                     Registration No. 333-82080
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                AMENDMENT NO. 1


                                      to

                                   FORM S-3

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               PHOTRONICS, INC.
            (Exact name of registrant as specified in its charter)


                        CONNECTICUT               06-0854886
              (State or other jurisdiction of (I.R.S. Employer incorporation or organization) Identification No.)


                           1061 East Indiantown Road
                            Jupiter, Florida 33477
                                (561) 745-1222
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 James A. Eder
                 Vice President, Secretary and General Counsel
                           1061 East Indiantown Road
                            Jupiter, Florida 33477
                                (561) 745-1222
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                                   Copy To:


                                Jonathan Jewett
                              Shearman & Sterling
                             599 Lexington Avenue
                           New York, New York 10022

                               -----------------

   Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

                               -----------------

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [_]



   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

================================================================================

Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission Is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                             Subject to Completion

                            Dated February 22, 2002


PROSPECTUS

                                 $200,000,000

                               Photronics, Inc.

                4 3/4% Convertible Subordinated Notes Due 2006
                                      and
              Common Stock Issuable Upon Conversion of the Notes

   We issued the notes in a private placement in December 2001. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes.

   The notes bear interest at an annual rate of 4 3/4% from December 12, 2001. We will pay interest on June 15 and December 15 of each year, beginning June 15, 2002, to record holders at the close of business of the preceding June 1 and December 1, as the case may be.

   Beginning December 17, 2004, we may redeem any of the notes at an initial redemption price of 101.90% of their principal amount plus accrued interest. Prior to December 17, 2004, we may redeem any of the notes if (1) the closing price of the common stock has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period and (2) the shelf registration statement covering resales of the notes and the common stock is effective.

   The notes are subordinated in right of payment to all of our senior indebtedness and are structurally subordinated to all liabilities (including trade payables) of our subsidiaries. As of October 31, 2001, we had $58.3 million of senior indebtedness outstanding and our subsidiaries had $283.1 million of liabilities outstanding, excluding liabilities owed to us and minority interests.


   Holders may convert the notes into shares of our common stock at a conversion rate of 27.027 shares per $1,000 principal amount of notes, subject to adjustment, before December 15, 2006. Our common stock is quoted on the Nasdaq National Market under the symbol "PLAB." On February 21, 2002, the last reported sale price of the common stock on the Nasdaq National Market was $29.32 per share.


                               -----------------


    Investing in the notes involves risks. See "Risk Factors" beginning on page
7.


                               -----------------

   We will not receive any of the proceeds from the sale of the notes or shares of common stock by any of the selling security holders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, our shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See "Plan of Distribution." The selling security holders may be deemed to be underwriters as defined in the Securities Act of 1933, as amended. Any profits realized by the selling security holders may be deemed to be underwriting commissions. If the selling security holders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.

                               -----------------


NEITHER THE  SECURITIES  AND  EXCHANGE  COMMISSION  NOR  ANY  STATE  SECURITIES
    COMMISSION HAS APPROVED OR DISAPPROVED OF THESE  SECURITIES  OR  PASSED
        UPON  THE  ADEQUACY  OR  ACCURACY  OF  THIS   PROSPECTUS.   ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus February   , 2002.

                               TABLE OF CONTENTS


                                                               Page
                                                               ----
             Where You Can Find More Information..............   3
             Summary..........................................   4
             Risk Factors.....................................   7
             Special Note Regarding Forward-Looking Statements  14
             Use of Proceeds..................................  15
             Ratio of Earnings to Fixed Charges...............  15
             Description of Notes.............................  16
             Description of Capital Stock.....................  28
             United States Federal Tax Considerations.........  30
             Selling Security Holders.........................  36
             Plan of Distribution.............................  39
             Legal Matters....................................  40
             Experts..........................................  40


   You should rely only on the information contained or incorporated by reference in this prospectus. We have not and selling security holders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the following Securities and Exchange Commission public reference rooms:

  450 Fifth Street, N.W.         233 Broadway         500 West Madison Street
         Room 1024         New York, New York 10279         Suite 1400
  Washington, D.C. 20549                              Chicago, Illinois 60661

   Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

   Our common stock is quoted on the Nasdaq National Market under the symbol "PLAB," and our Securities and Exchange Commission filings can also be read at the following Nasdaq address:

   Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006

   Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

   We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

   The SEC allows us to "incorporate by reference" information into this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or incorporated by reference in documents subsequently filed with the SEC.

   We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until all of the notes and common stock to which this prospectus relates have been sold or the offering is otherwise terminated:

  .  Our Annual Report on Form 10-K for our fiscal year ended October 31, 2001.

  .  Our Report on Form 8-K filed on December 13, 2001.

  . The description of our common stock, par value $.01 per share, contained in our registration statement on Form 8-A filed on March 3, 1987.

   You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (203) 775-9000 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Standard Time:

                               Photronics, Inc.
                        Investors Relations Department
                                 15 Secor Road
                             Brookfield, CT 06804

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different or additional information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof.

                                    SUMMARY

   This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes thereto before making an investment decision.

                                  Photronics

   We are a leading manufacturer of photomasks, which are used primarily by the semiconductor industry in the manufacture of integrated circuits. A photomask is a high precision photographic quartz plate that is used as a master to transfer microscopic circuit patterns onto semiconductor wafers during the fabrication of integrated circuits.

   We principally operated from 11 facilities at December 31, 2001, five of which were located in the United States, three in Europe and one in each of Korea, Singapore and Taiwan. Based upon available market information, we believe that we have a larger share of the U. S. market for photomasks than any other photomask manufacturer and are one of the largest photomask manufacturers in the world.

   Photomasks are a key element in the manufacture of semiconductors. They are used to transfer integrated circuit patterns onto semiconductor wafers during the fabrication of integrated circuits and, to a lesser extent, other types of electronic components. Each integrated circuit consists of a series of separate patterns, each of which is imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. Both semiconductor design activity and increases in the complexity of integrated circuits are driving the demand for photomasks. As the complexity of integrated circuits has increased, so has the number and complexity of photomasks used in the manufacture of a single circuit.

   Photomasks are manufactured by independent manufacturers like us, and by captive manufacturers, which are semiconductor manufacturers that produce photomasks almost exclusively for their own use. Since the mid-1980s, there has been a trend in the United States and Europe toward the divestiture or closing of captive photomask operations by semiconductor manufacturers and an increase in the share of the market served by independent manufacturers.

   We sell our products primarily through a direct sales force. At December 31, 2001, we conducted our sales activities from seven sales locations in the United States, seven in Europe, and one in each of Singapore, Korea and Taiwan.

   We are a Connecticut corporation, organized in 1969. Our principal executive offices are located at 1061 East Indiantown Road, Suite 310, Jupiter, Florida 33477, telephone (561) 745-1222.

                                 The Offering

Securities Offered..........  $200,000,000 principal amount of 4 3/4%
                              Convertible Subordinated Notes due 2006.

Maturity Date...............  December 15, 2006.

Interest....................  4 3/4% per annum on the principal amount from
                              December 12, 2001, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning June 15, 2002. Conversion

Conversion..................  You may convert the notes into shares of our common stock at a conversion rate of 27.027 shares per $1,000 principal amount of notes, subject to adjustment, prior to the final maturity date.

Subordination...............  The notes are subordinated to all of our existing and future senior indebtedness and are
                              effectively subordinated to all debt and other liabilities of our subsidiaries. As of October 31, 2001, we had $58.3 million of senior indebtedness outstanding and our subsidiaries had $283.1 million of liabilities outstanding, excluding liabilities owed to us and minority interests. The notes rank equally with our existing 6.00% convertible subordinated notes due 2004. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Provisional Redemption......  We may redeem the notes in whole or in part at any time prior to December 17, 2004 at a redemption price equal to the principal amount of the notes to be redeemed if:

                              . the closing price of the common stock has exceeded 150% of the conversion price for any 20 trading days in the consecutive 30-day trading period ending on the day before the date of the notice of redemption; and

                              . the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective for the 30 days following the redemption date.

                              If we redeem the notes under these circumstances, we will make an additional payment equal to the aggregate amount of the interest otherwise payable on the notes from the last day through which interest was paid on the notes, or December 12, 2001 if no interest has been paid, through December 17, 2004.

Non-Provisional Redemption..  We may redeem any of the notes beginning December
                              17, 2004, by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at redemption prices declining from 101.90% of their principal amount to 100% on December 15, 2006, plus accrued and unpaid interest.

Fundamental Change..........  If a fundamental change (as described under
                              "Description of Notes--Redemption at Option of the Holder") occurs prior to maturity, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds.............  We will not receive any of the proceeds from the sale by any selling security holder of the notes or of the shares of common stock issuable upon conversion of the notes. See "Use of Proceeds."

Trading.....................  The notes issued in the initial private placement are eligible for trading in the PORTAL system. However, notes sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to list the notes on any national securities exchange. Our common stock is quoted on the Nasdaq National Market under the symbol "PLAB."

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

   Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks, uncertainties and other factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

   We are dependent on the semiconductor industry and the semiconductor industry as a whole is volatile and is currently experiencing a significant downturn.

   We sell substantially all of our photomasks to semiconductor designers and manufacturers. We believe that the demand for photomasks primarily depends on integrated circuit design activity rather than the volume of semiconductor sales. Consequently, an increase in semiconductor sales does not necessarily result in a corresponding increase in photomask sales. In addition, the reduced use of customized integrated circuits, a reduction in design complexity or other changes in the technology or methods of manufacturing semiconductors or a slowdown in the introduction of new semiconductor designs could reduce demand for photomasks even if demand for semiconductors increases. Further, advances in semiconductor and photomask design and semiconductor production methods could reduce the demand for photomasks. Historically, the semiconductor industry has been volatile, with sharp periodic downturns and slowdowns. These downturns have been characterized by, among other things, diminished product demand, excess production capacity and accelerated erosion of selling prices. The semiconductor industry is presently in a downturn, and we expect conditions to remain weak in fiscal 2002. This downturn is among the worst we have experienced and has had a significant impact on our net sales and operating results. We cannot assure you as to when the current downturn will end or that it will not continue to worsen and to materially and adversely affect our business, financial condition and operating results in the near term.

   Our quarterly operating results fluctuate significantly and may continue to do so in the future.


   We have experienced fluctuations in our quarterly operating results and we anticipate that such fluctuations will continue and could intensify in the future. Fluctuations in operating results may result in volatility in the prices of our common stock and the notes. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. Our customers generally order our products on an as-needed basis, and substantially all of our net sales in any quarter are dependent on orders received during that quarter. Since we operate with little backlog and the rate of new orders may vary significantly from month to month, our capital expenditures and expense levels are based primarily on sales forecasts. Consequently, if anticipated sales in any quarter do not occur when expected, capital expenditures and expense levels could be disproportionately high, and our operating results would be adversely affected. Due to the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. In addition, in future quarters our operating results could be below the expectations of public market analysts and investors, which, in turn, could materially adversely affect the market prices of our common stock and of the notes.

   Our industry is subject to rapid technological change and we might fail to remain competitive.

   The photomask industry has been and is expected to continue to be characterized by technological change and evolving industry standards. In order to remain competitive, we will be required to continually anticipate, respond to and utilize changing technologies. In particular, we believe that as semiconductor geometries continue to become smaller, we will be required to manufacture complex optically enhanced reticles, including optical proximity correction and phase-shift photomasks. In addition, demand for photomasks has been and could in the future be adversely affected by changes in methods of semiconductor manufacturing (which could affect the type or quantity of photomasks utilized) or increased market acceptance of alternative methods of transferring circuit designs onto semiconductor wafers, which could reduce or eliminate the need for photomasks. If we are unable, due to resource, technological or other constraints, to anticipate, respond to or utilize these or other changing technologies, our business and results of operations could be materially adversely affected.

   We may not be able to obtain a new bank facility.

   As of the end of the fourth quarter of fiscal 2001, we were not in compliance with the covenant in our revolving credit agreement that requires us to maintain a minimum interest coverage ratio for a trailing four-quarter period. As a result, on December 12, 2001, we repaid all outstanding loans under the revolving credit agreement, which totaled $57.7 million, out of the proceeds of the private placement of the notes and terminated the revolving credit agreement. We are seeking to replace the revolving credit agreement with a new bank facility. However, we can give you no assurance that we will be able to obtain a new bank facility on reasonable terms, if at all. If we are unable to obtain a replacement bank facility or an alternative short-term liquidity facility, our operational flexibility and short and intermediate term liquidity may be materially adversely affected.

   Our operations will continue to require significant capital, which we may not be able to obtain.

   The manufacture of photomasks requires a significant investment in fixed assets. We expect that we will be required to continue to make significant capital expenditures in connection with our operations. We also must make capital expenditures in order to maintain technological leadership. Our planned capital expenditures for fiscal 2002 are $125 million. At October 31, 2001, we had commitments outstanding for capital expenditures of approximately $81 million.

   There can be no assurance that we will be able to obtain the additional capital required in connection with our operations on reasonable terms, if at all, or that any such expenditures will not have a material adverse effect on our business and results of operations.

   We have been dependent on sales to a limited number of large customers; the loss of any of these customers or any reduction in orders from these customers could materially affect our sales.

   Historically, we have sold a significant proportion of our products and services to a limited number of fabricators of semiconductor products. During fiscal 2000 and 2001, no single customer accounted for more than 10% of our sales, but our five largest customers, in the aggregate, accounted for 36% of our net sales in 2000 and 32% in 2001. During fiscal 1999, two customers each accounted for approximately 10% of our net sales. None of our customers has entered into a long-term agreement requiring it to purchase our products. The loss of a significant customer or any reduction or delays in orders from any significant customer, including reductions or delays due to customer departures from recent buying patterns, or market, economic or competitive conditions in the semiconductor industry, could adversely affect us. The ongoing consolidation of semiconductor manufacturers may increase the likelihood and adverse effect of losing a significant customer.

   We depend on a small number of suppliers for equipment and raw materials and, if our suppliers do not deliver their products to us, we may be unable to deliver our products to our customers.

   We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. Further, we rely on equipment manufacturers to develop future generations of manufacturing equipment to meet our requirements. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

   We use high precision quartz photomask blanks, pellicles (which are protective transparent cellulose membranes) and electronic grade chemicals in our manufacturing processes. There are a limited number of suppliers of these raw materials, and we have no long-term contracts for the supply of these raw materials. Any delays or quality problems in connection with significant raw materials, particularly photomask blanks, could cause delays in shipments of photomasks, which could adversely affect our business and results of operations. The fluctuation of exchange rates with respect to prices of significant raw materials used in manufacturing also could have a material adverse effect on our business and results of operations, although they have not been material to date.

   We face risks associated with manufacturing difficulties.

   Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable.

Moreover, manufacturing leading-edge photomasks is more complex and time consuming than manufacturing less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

   We are expanding and diversifying our operations, and if we fail to manage our expanding and more diverse operations successfully, our business and financial results may be materially and adversely affected.

   We have recently experienced rapid expansion of our operations, primarily due to our acquisitions of existing photomask manufacturing operations. In particular, in 2000 we completed our merger with Align-Rite International, Inc. and acquired a majority share of PSMC, a photomask manufacturer based in Taiwan. In August 2001, we acquired a controlling equity interest in PKL Co., Ltd., a leading supplier of photomasks in Korea, and we purchased the photomask manufacturing assets of Conexant Systems, Inc., a semiconductor manufacturer based in Newport Beach, California. We may make additional acquisitions in the future.

   This expansion has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management's attention to other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired operations. Sales of acquired operations also may decline following an acquisition, particularly if there is an overlap of customers served by us and the acquired operation, and these customers transition to another vendor in order to ensure a second source of supply. Furthermore, in connection with any future acquisitions, we would be required to utilize our cash reserves and/or issue new securities, which could have a dilutive effect on our earnings per share, particularly during the initial integration of the acquired operations into our operations. In addition, we have experienced in the past, and could experience in the future, difficulties and delays in ramping up new production facilities. If we fail to successfully manage our expanding operations, it could have a material adverse effect on our business and results of operations.

   We operate in a highly competitive industry.

   The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. In the United States, we compete primarily with DuPont Photomasks, Inc. and, to a lesser extent, with other independent photomask suppliers. Internationally, our competitors include Compugraphics, Dai Nippon Printing, DuPont Photomasks, Hoya, Taiwan Mask Corp. and Toppan. We also compete with semiconductor manufacturers' captive photomask manufacturing operations. We expect to face continued competition from these and other suppliers in the future. Certain competitors have substantially greater financial, technical, sales, marketing and other resources than we do. We believe that consistency of product quality and timeliness of delivery are the principal factors considered by customers in selecting their photomask suppliers. Our inability to meet these requirements could adversely affect our sales. In the past, competition led to pressure to reduce prices which, we believe, contributed to the decrease in the number of independent manufacturers. This pressure to reduce prices may continue in the future.

   Our substantial international operations are subject to additional risks.

   International sales, which exclude export sales, accounted for approximately 27.5% of our net sales in fiscal 2000 and 36.0% in 2001. We believe that maintaining significant international operations requires us to have, among other things, a local presence in the markets in which we operate. This requires a significant investment of financial, management, operational and other resources. Since 1996, we have significantly expanded our operations in international markets by acquiring existing operations in the United Kingdom, Germany and Switzerland, establishing manufacturing operations in Singapore and acquiring majority equity interests in photomask manufacturing operations in Korea and Taiwan. In international markets, existing independent photomask suppliers, including, in certain markets, DuPont Photomasks, have significant local presences and market share.

   Operations outside the United States are subject to inherent risks, including fluctuations in exchange rates, political and economic conditions in various countries, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer accounts receivable payment cycles and potentially adverse tax consequences. These factors may have a material adverse effect on our ability to generate sales outside the United States and, consequently, on our business and results of operations.

   Our operating results are influenced by the performance of Asian economies.

   In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations. Approximately 18.9% of our sales in fiscal 2001 were derived from this region. We expect this percentage to be higher in fiscal 2002. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

   Our business depends on management and technical personnel, who are in great demand.

   Our success, in part, depends upon key managerial, engineering and technical personnel, as well as our ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material adverse effect upon our business and results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees or that we can attract similar additional employees in the future. We believe that we provide competitive compensation and incentive packages to our employees.

   We may be unable to enforce or defend our ownership and use of proprietary technology.

   We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

  .  we will be able to adequately protect our technology;

  .  competitors will not independently develop similar technology; or

  . foreign intellectual property laws will adequately protect our intellectual property rights.

   We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

   We may be unprepared for changes to environmental laws and regulations and we may have liabilities arising from environmental matters. We are subject to numerous environmental laws and regulations that impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with these laws and regulations could subject us to significant future liabilities.

   In addition, these laws and regulations may impose clean-up liabilities on current and former owners and operators of real property without regard to fault and these liabilities may be joint and several with other parties. In the past, we have been involved in remediation activities relating to our properties. We believe, based upon current information, that environmental liabilities relating to these activities or other matters will not be material to our financial position or results of operations. However, there can be no assurances that we will not incur any material environmental liabilities in the future.

   Our production facilities could be damaged or disrupted by a natural disaster, labor strike, war or political unrest.

   A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or political unrest, war, labor strikes or work stoppages in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, and we do not know whether our insurance would adequately compensate us for any of these events.

   Regional electric shortages may harm our operations.

   Recently, California experienced an electric power supply shortage that resulted in the intermittent loss of power in some areas in the form of rolling blackouts. While we have not experienced any power failures to date, a blackout could affect our ability to manufacture photomasks and meet scheduled deliveries at this part of our network. If blackouts were to interrupt our power supply, we would be temporarily unable to continue operations at one of our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harming our ability to retain existing customers.

   Events of September 11, 2001

   Fortunately, none of our employees was lost or injured and none of our properties or records were damaged as a result of the terrorist attacks that occurred in the United States on September 11, 2001. Although our operations during that week were hampered by the temporary disruption of the transportation and communications infrastructure, the impact was not material. However, at this time, we are unable to predict the long-term impact of these events, or of the domestic and foreign response, on either our industry as a whole or on our operations and financial condition in particular.

Risks of Investing in These Notes

   The notes are subordinated in right of payment to other indebtedness and structurally subordinated.

   The notes are unsecured and subordinated in right of payment in full to all our existing and future senior indebtedness. As a result of this subordination, in the event of our liquidation or insolvency, a payment default with respect to senior indebtedness, a covenant default with respect to senior indebtedness or upon acceleration of the notes due to an event of default, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture under which the notes have been issued does not restrict our ability to incur indebtedness constituting senior indebtedness. We conduct our operations through our subsidiaries. Accordingly, our ability to meet our cash obligations depends, in part, upon the ability of our subsidiaries to make distributions to us, which is and will continue to be restricted by, among other limitations, applicable provisions of law. The indenture does not restrict the ability of our subsidiaries to enter into contractual restrictions on their ability to make distributions to us. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from these assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary. The notes, therefore, are structurally subordinated to the claims of creditors, including trade creditors, of our subsidiaries. As of October 31, 2001, we had $58.3 million of senior indebtedness outstanding. As of October 31, 2001, our subsidiaries had outstanding liabilities of $283.1 million, excluding liabilities owed to us and minority interests.

   We may be unable to redeem the notes if we experience a fundamental change.

   If we experience a fundamental change, you are entitled to redeem all or a portion of your notes, but we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may:

  . contain provisions requiring payment of indebtedness after a fundamental change; or

  .  expressly prohibit our repurchase of the notes after a fundamental change.

   If we experience a fundamental change at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance such debt. If we should fail to obtain our lenders' consent or refinance such debt, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture which, in turn, might constitute a default under the terms of other indebtedness. If this were to occur, or if a fundamental change were to constitute an event of default under any senior indebtedness, the indenture's subordination provisions would restrict us from paying you.

   The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. If we were to experience a fundamental change, our obligation to offer to redeem the notes would not necessarily afford you protection. See "Description of Notes--Redemption at Option of the Holder."

   You may have difficulty selling the notes because no trading market exists for the notes.

   Currently, there is no existing trading market for the notes, and we cannot assure you that a trading market will develop or that any trading market that develops will continue or allow you to sell your notes quickly. We also cannot assure you of the price at which you will be able to sell your notes if you are able to sell them at all. The initial purchasers of the notes have advised us that they intend to make a market in the notes, but they are not obligated to do so, and their market making may be interrupted or discontinued without notice.

   Our notes may not be rated or may receive a lower rating than anticipated.

   We believe it is likely that one or more rating agencies may rate the notes. However, our notes may not be rated by all rating agencies. If one or more rating agencies assigns the notes a rating lower than that expected by investors, the market price of the notes and our common stock could be materially and adversely affected.

   Our stock price may continue to experience large short-term fluctuations that may significantly affect the trading price of the notes.

   In recent years, the price of our common stock has fluctuated greatly. Fluctuations in the trading price of our common stock will affect the trading price of the notes. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our common stock may continue to fluctuate greatly in the future due to a variety of factors, including:

  .  quarter to quarter variations in our operating results;

  . shortfalls in our sales or earnings from levels expected by securities analysts;

  . announcements of technological innovations or new products by us or other companies; and

  .  slowdowns or downturns in the semiconductor industry.

   Future public sales of our common stock may decrease the market price of our common stock.

   In connection with our acquisition of a controlling interest in PKL Co., Ltd., our Korean subsidiary, we have granted the holders of 1,000,000 shares of PKL common stock the option to require us to purchase these PKL shares for an aggregate option exercise price equal to the cash value of 1,410,000 shares of our common stock determined at the time of exercise or such other consideration as the parties may agree to. This option may be exercised during the period from February 2002 to August 2005. If we issue these shares, we must register the shares for resale in the public market. Sales of these shares, or the perception that sales will occur, may decrease the market price of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Statements contained in this prospectus, including the documents that are incorporated by reference as set forth in "Where You Can Find More Information", that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Forward looking statements are based on management's beliefs, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus or the accompanying prospectus supplement. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance, or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale by the selling holders of the notes and the common stock into which the notes are convertible.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                                  Year Ended
                                    ----------------------------------------------------------------------
                                                                                                 Pro forma
                                    November 2, November 1, October 31, October 31, October 31, October 31,
                                       1997        1998        1999        2000        2001      2001 (1)
                                    ----------- ----------- ----------- ----------- ----------- -----------
                                                              Dollars in thousand
Ratio..............................    19.4         7.4         4.0         2.2            --          --
Deficiency of earnings available to
  cover fixed charges..............      --          --          --          --       $(3,027)    $(6,902)

--------
(1) Calculated as if the proceeds from the issuance of the debt securities had occurred at the beginning of the year.

   For purposes of computing the ratio of earnings to fixed charges, earnings consists of the sum of our pretax income from continuing operations and fixed charges less capitalized interest. Fixed charges consist of interest expense, amortization of debt discount, premium and expense, capitalized interest and a portion of lease payments considered to represent an interest factor.

                             DESCRIPTION OF NOTES

   The notes were issued under an indenture dated as of December 12, 2001, between Photronics and The Bank of Nova Scotia Trust Company of New York, trustee. The notes are covered by a registration rights agreement dated December 12, 2001 among us and the initial purchasers listed in that agreement.

   The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

   As used in this "Description of Notes" section, references to "Photronics," "we," "our" or "us" refer solely to Photronics and not to our subsidiaries.

General

   In December 2001, we issued $200,000,000 aggregate principal amount of the notes in a private placement. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 15, 2006 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

   The notes are general unsecured obligations of Photronics. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes."

   Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

   You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "Redemption at Option of the Holder."

   The notes bear interest at an annual rate of 4 3/4% from December 12, 2001. We will pay interest on June 15 and December 15 of each year, beginning June 15, 2002, to record holders at the close of business on the preceding June 1 and December 1, as the case may be.

   We pay interest either:

  . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds; or

  .  by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

   We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer and exchange for other denominations. This office will initially be an office or agency of the trustee.

Conversion of Notes

   You may convert your notes, in whole or in part, into common stock prior to the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000.

   The initial conversion rate for the notes is 27.027 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. If any note is converted during the period from, but excluding, a record date for an interest payment date, to that interest payment date, then unless that note has been called for redemption on a redemption date that occurs during such period (in which case we will not be required to pay interest on such interest payment date with respect to such note), the notes must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted; provided that no such payment need be made to the extent any overdue interest exists at the time of conversion with respect to such note.

   To convert your note into common stock you must:

  . complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  .  surrender the note to the conversion agent;

  .  if required, furnish appropriate endorsements and transfer documents;

  .  if required, pay all transfer or similar taxes; and

  . if required, pay funds equal to interest payable on the next interest payment date.

   The date you comply with these requirements is the conversion date under the indenture.

   We will adjust the conversion rate if any of the following events occurs:

      1. we issue common stock as a dividend or distribution on our common stock;

      2. we issue to all holders of common stock rights or warrants to purchase our common stock at a price per share less than the current market price of our common stock;

      3.  we subdivide or combine our common stock;

      4. we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

      .  rights or warrants listed in (2) above;

      .  dividends or distributions listed in (1) above; and

      .  cash distributions;

      5. we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

      . the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

      . 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

      . If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

      6. we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

      7. someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

      . the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

      . the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

         However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

   To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions. In the event of:

  .  any reclassification of our common stock;

  .  a consolidation, merger or combination involving us; or

  . a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

   You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "United States Federal Tax Considerations."

   We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "United States Federal Tax Considerations."

   We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Photronics

   We may not optionally redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

   Provisional Redemption

   We may redeem the notes in whole or in part at any time prior to December 17, 2004 at a redemption price equal to the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date if:

  . the closing price of the common stock has exceeded 150% of the conversion price for 20 trading days in the consecutive 30-day trading period ending on the trading day before the date of the notice of redemption; and

  . the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective for the 30 days following the redemption date and the redemption date would occur before December 12, 2003.

   If the redemption date is an interest payment date, then the interest payable on such date will be paid to the holder of record on the applicable record date.

   If we redeem the notes under these circumstances, we will make an additional payment equal to the aggregate amount of the interest otherwise payable on the notes from the last day through which interest was paid on the notes, or December 12, 2001 if no interest has been paid, through December 17, 2004. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notice.

   Non-Provisional Redemption

   Beginning December 17, 2004, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount, together with accrued interest to, but excluding the date fixed for redemption:

                             Redemption                           Redemption
                               Period                               Price
                               ------                             ----------
   Beginning on December 17, 2004 and ending on December 14, 2005   101.90%
   12-month period beginning December 15, 2005...................   100.95

and 100% if redeemed on December 15, 2006; provided that if the redemption date is an interest payment date, then the interest payable to such date will be paid to the holder of record of the notes on the applicable record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

   If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

Redemption at Option of the Holder

   If a fundamental change of Photronics occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

   We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the applicable record date.

   We will mail to all record holders a notice of a fundamental change of Photronics within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

   A "fundamental change" of Photronics is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

  . is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

  . is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

   We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change. These fundamental change redemption rights could discourage a potential acquiror of Photronics. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of Photronics by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Photronics.

   We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

   Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

   Upon any acceleration of the principal due on the notes or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, if any, and interest or other amounts due on all senior indebtedness must be paid in full before the holders of the notes are entitled to receive any payment.

   We may not make any payment on the notes if there has occurred (i) a default in the payment of principal, premium, if any, or interest on (including a default under any repurchase or redemption obligation with respect to) any senior indebtedness (ii) any other event of default with respect to any senior indebtedness, permitting the holders thereof to accelerate the maturity thereof, and such event of default has not been cured or waived or ceased to exist after written notice of such event of default has been given to us and the trustee by any holder of senior indebtedness. In the event that, notwithstanding the foregoing, we make any payment to the trustee or any holder of notes prohibited by the foregoing provisions and this fact has been made actually known, at or prior to the time of payment, to the trustee or the holder, as the case may be, such payment must be paid over forthwith to us or our trustee in bankruptcy, as the case may be.

   We may resume payments and distributions on the notes upon the date on which such default is cured or waived or ceases to exist.

   Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

   The notes are exclusively obligations of Photronics. A substantial portion of our operations is conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

   The term "senior indebtedness" is defined in the indenture to mean the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

      (a) our indebtedness to banks, insurance companies and other financial institutions evidenced by credit or loan agreements, notes or other written obligations,

      (b) all of our other indebtedness (including indebtedness of others guaranteed by us) other than the notes, which is (i) for money borrowed or
   (ii) evidenced by a note, security, debenture, bond or similar instrument,

      (c) our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles,

      (d) our obligations under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements,

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

      (e) obligations of Photronics issued or assumed as the deferred purchase price of property,

      (f) obligations of Photronics for the reimbursement of letters of credit to the extent such obligations are senior indebtedness under clauses through
   (c) of this paragraph, and

      (g) renewals, extensions, amendments, modifications, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (f) of this paragraph;

provided, however, that senior indebtedness does not include any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which, it is issued) expressly provide that such indebtedness or obligation is not senior in right of payment to the notes, or expressly provide that such indebtedness or obligation is pari passu with or junior to the notes. The term does not include our 6.00% convertible subordinated notes due 2004, with which the notes will rank pari passu.

   As of October 31, 2001, we had $58.3 million of senior indebtedness outstanding and our subsidiaries had $283.1 million of liabilities outstanding, excluding liabilities owed to us and minority interests. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

   We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by Photronics

   The indenture provides that Photronics may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

  . Photronics is the surviving person, or the resulting, surviving or transferee person, if other than Photronics, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, or any other country if the merger, consolidation or other transaction would not impair the rights of holders;

  . and othe successor person assumes all obligations of Photronics under the notes and the indenture.

   When such a person assumes Photronics' obligations in such circumstances, subject to certain exceptions, Photronics will be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

   The following are events of default under the indenture:

  . we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

  . we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

  . we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

  . we fail to pay any indebtedness for money borrowed by us in an aggregate principal amount in excess of $15 million at final maturity or upon acceleration thereof and such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; or

  .  certain events involving our bankruptcy, insolvency or reorganization.

   The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

   If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

   Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 3/4% from the required payment date.

   The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

   No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

  .  the holder has given the trustee written notice of an event of default;

  . the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

  . the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

  .  the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

   The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

  .  extend the fixed maturity of any note;

  .  reduce the rate or extend the time for payment of interest of any note;

  .  reduce the principal amount or premium of any note;

  .  reduce any amount payable upon redemption or repurchase of any note;

  . adversely change our obligation to redeem any note upon a fundamental change;

  .  impair the right of a holder to institute suit for payment on any note;

  .  change the currency in which any note is payable;

  .  impair the right of a holder to convert any note;

  . adversely modify, in any material respect, the subordination provisions of the indenture;

  .  reduce the quorum or voting requirements under the indenture;

  . change any obligation of Photronics to maintain an office or agency in the places and for the purposes specified in the indenture;

  . subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

  . reduce the percentage of notes required for consent to any modification of the indenture.

   We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

   We issued the notes in in fully registered form, without interest coupons, and in denominations of $1,000 principal amount and integral multiples of $1,000.

   Global Note, Book-Entry Form

   Notes that were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, were evidenced by global notes which were deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   You may hold your interests in a global note directly through DTC if you are a participant in DTC, or indirectly through organizations that are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

   If you are not a participant, you may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

  .  not be entitled to have certificates registered in their names;

  . not receive physical delivery of certificates in definitive registered form; and

  .  not be considered holders of the global note.

   We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

  . for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

  . for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

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

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

   Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

   DTC has advised us that it is:

  . a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

   DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

   Certificated Notes

   QIBs may request that certificated notes be issued in exchange for notes represented by a global note.

Registration Rights of the Noteholders

   We entered into a registration rights agreement with the initial purchasers under which we are required to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

  . the time when all of the registrable securities have been sold pursuant to the shelf registration statement; or

  . the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

   When we use the term "registrable securities" in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

  . the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

  . the expiration of the holding period under Rule 144(k) under the Securities Act; and

  . the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

   We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period may not:

  .  exceed 30 days in any three-month period; or

  .  an aggregate of 90 days for all periods in any 12-month period.

   Notwithstanding the foregoing, we will be permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

   We will pay predetermined liquidated damages if the shelf registration statement is not timely made effective or if this prospectus is unavailable for periods in excess of those permitted above:

  . on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period this prospectus is unavailable; and

  . on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

   A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

  .  be named as a selling security holder in the related prospectus;

  .  deliver a prospectus to purchasers; and

  . be subject to the provisions of the registration rights agreement, including indemnification provisions.

   Under the registration rights agreement, we will:

  .  pay all expenses of the shelf registration statement;

  .  provide each registered holder copies of the prospectus;

  .  notify holders when the shelf registration statement has become effective;
     and

  . take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

   In order to sell your registrable securities, you must complete the questionnaire that was attached to the offering memorandum for the private placement of the notes, and deliver it to us prior to your intended distribution. In order to be named as a selling security holder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling security holder in the prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information Request

   We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Photronics.

Information Concerning the Trustee

   We have appointed The Bank of Nova Scotia Trust Company of New York, the trustee under the indenture, as paying agent, conversion agent and note registrar for the notes. The trustee or its affiliates may in the future provide banking and other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                         DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 2,000,000 shares of preferred stock, $.01 par value, of which no shares are issued and outstanding, and 75,000,000 shares of common stock, $.01 par value per share, of which 30,315,494 shares were issued and outstanding as of December 31, 2001.

Common Stock

   The holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. At a meeting of shareholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which, by express provision of the certificate of incorporation, the bylaws or statute, a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares would not be able to elect any directors.

   The holders of common stock have no preemptive rights, nor are there any redemption rights provisions with respect to common stock. The shares offered hereby, when issued and paid for, will be fully paid and nonassessable and not subject to further call or assessment by us.

   The holders of common stock are entitled to such dividends, if any, as may be declared by our board of directors in its discretion out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the priority of preferred stock, if any, then outstanding.

   At December 31, 2001, we had reserved 3,128,571 shares of common stock for issuance under our stock option plans, 151,546 shares of common stock for issuance under our employee stock purchase plan and 3,693,243 shares of common stock issuable upon conversion of our 6.00% convertible subordinated notes due June 1, 2004, up to 1,410,000 shares that may be issued to increase our equity interest in PKL Co., Ltd. and 5,405,400 shares of common stock issuable upon conversion of the notes offered hereby.

Preferred Stock

   Our board of directors has the authority by resolution to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. For example, our board of directors is authorized to issue a series of preferred stock that would have the right to vote separately or with any other series of preferred stock on any proposed amendment to our certificate of incorporation or any other proposed corporate action including business combinations and other transactions. However, our board of directors currently does not contemplate the issuance of any preferred stock.

Certain Effects of Authorized but Unissued Stock

   At December 31, 2001, there were 30,895,746 shares of common stock that were not outstanding or reserved for issuance and 2,000,000 shares of unissued and undesignated Preferred Stock. These additional shares may be utilized for a variety of proper corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions. We do not currently have any plan to issue additional shares of common stock or preferred stock, other than shares of common stock issuable under our employee stock purchase plan or upon the exercise of options issued under our stock option plans or, reserved for issuance upon conversion of our 6.00% convertible subordinated notes due 2004 or the notes offered hereby.

   One of the effects of the existence of unissued and unreserved common stock and undesignated preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. Our board of directors can issue the preferred stock without shareholders approval, with voting and conversion rights that could adversely affect the voting rights of the common shareholders.

Transfer Agent

   The transfer agent and registrar for the common stock is Registrar & Transfer Company, Cranford, New Jersey.

Listing

   The common stock is quoted on The Nasdaq National Market under the symbol "PLAB."

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

                   UNITED STATES FEDERAL TAX CONSIDERATIONS

   The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is generally limited to holders who will hold the notes and the shares of common stock as capital assets and does not deal with special situations including those that may apply to particular holders such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, financial institutions, banks, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, holders whose "functional currency" is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction. This discussion does not address the tax consequences to non-U.S. holders of notes or our common stock that are engaged in a trade or business within the United States and does not discuss the tax consequences under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws.

   The U. S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the "IRS", now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions. This summary also assumes that the IRS will respect the classification of the notes as indebtedness for federal income tax purposes.

   As used herein, the term "U.S. holder" means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

  .  an individual who is a citizen or resident of the United States;

  . a corporation, or other entity taxable as a corporation for U. S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all it its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

   As used herein, a "non-U.S. holder" means a holder that is not a U.S. holder and that is not engaged in a U.S. trade or business. Non-U.S. holders are subject to special U.S. federal income tax provisions, some of which are discussed below.

   If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or common stock into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or common stock into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the common stock into which the notes may be converted.

U.S. Holders

   Taxation of Interest

   Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes.

   Market Discount

   A purchaser that acquires a note for an amount that is less than its stated principal amount, plus accrued interest, may be subject to the market discount rules. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated principal amount of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the "accrued market discount" on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently, may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

   Amortizable Premium

   Subject to special rules for bonds callable before maturity, a U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium, referred to as "Section 171 premium," from the purchase date to the note's maturity date under a constant yield method that reflects semiannual compounding based on the note's payment period. Amortizable premium, however, will not include any premium attributable to a note's conversion feature. The premium attributable to any conversion feature is the excess, if any, of the purchase price for the notes over its fair market value without a conversion feature. Amortized
Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. A U.S. holder who elects to amortize premium must reduce his tax basis in the note as described below under "-- Sale, Redemption or Repurchase for Cash." Bond premium on a note held by a U.S. holder that does not make the election to amortize will decrease the gain or increase the loss otherwise recognized upon a taxable disposition of the note. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

   Constructive Dividends


   Holders of convertible debt instruments such as the notes may, in some circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted to the extent the adjustment results in an increase in the holder's proportionate interest in the earnings and profits or assets of Photronics. However, adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders or adjustments at our discretion) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. A holder's tax basis in a note, however, generally will be increased by the amount of any constructive dividend included in taxable income. In addition, in some circumstances, an adjustment or the failure to provide for an adjustment may result in taxable dividend income to the holders of common stock. The consequences of distributions on common stock are described below under "U.S. Holders--Distributions on Common Stock."

   Conversion of the Notes for Common Stock

   A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock or common stock that is attributable to accrued interest not previously included in income. Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share). Common stock received upon conversion that is attributable to accrued interest not previously included in income will be subject to the rules described above with respect to taxation of interest. See "U.S. Holders--Taxation of Interest" above.

   A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder's tax basis in shares of common stock considered attributable to accrued interest not previously included in income (or to cash tendered with notes converted after a record date for a particular interest payment date and prior to such interest payment date) generally will equal the amount of such accrued interest (and/or cash), and the holding period for such shares shall begin on the date of conversion.

   Distributions on Common Stock

   If, contrary to our current dividend policy, distributions are made on the common stock after a conversion, such distributions generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. A dividend distribution to a corporate U.S. holder may qualify for a dividends-received deduction; however, certain holding period requirements, taxable income and other limitations may apply. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital that reduces the U.S. holder's basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain.

   Sale, Redemption or Repurchase for Cash

   U.S. holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase by us for cash pursuant to the redemption rights or upon a fundamental change, or other taxable disposition of the notes or common stock in an amount equal to the difference between the sum of the cash plus the fair market value of any property received for such disposition (other than amounts attributable to accrued but unpaid interest on the notes not previously included in income, which will be treated as interest for U.S. federal income tax purposes) and the U.S. holder's adjusted tax basis in the notes or common stock (as the case may be). A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by market discount previously included in income by the U.S. holder and reduced by any amortized premium. (For a discussion of the holder's basis in shares of our common stock, see "--Conversion of the Notes for Common Stock" above).

   Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their notes or common stock for more than one year) and losses (the deductibility of which is subject to limitations).

   Backup Withholding and Information Reporting

   Certain noncorporate U.S. holders may be subject to IRS information reporting and backup withholding on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding of U.S. federal income tax will apply to payments made pursuant to the terms of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) to a U.S. holder that is not an "exempt recipient" and that fails to provide required identifying information (such as the holder's U.S. taxpayer identification number, or "TIN") in the manner required. Payments made in respect of a note or common stock (including proceeds received upon the sale, exchange, redemption, retirement or other disposition of the notes or common stock) must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a refund or credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

   In general, subject to the discussion below concerning backup withholding:

   Taxation of Interest

   Payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder generally will not be subject to U.S. withholding tax, provided that (1) such non-U.S. holder does not own, actually or constructively pursuant to the conversion feature of the notes or otherwise, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote (2) such non-U.S. holder is not a "controlled foreign corporation" related to us through stock ownership and (3) the IRS certification requirements summarized below are satisfied.

   To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must provide such owner's name and address, and TIN, if any, on Form W-8BEN (or a suitable substitute form) or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that a Form W-8BEN(or a suitable substitute form) has been received from the beneficial owner or a qualifying intermediary and must furnish the payor with a copy thereof.

   Interest on notes not excluded from U.S. withholding tax as described above and not effectively connected with a United States trade or business generally will be subject to U.S. withholding tax at a 30 percent rate, except where a non-U.S. holder can claim the benefits of an applicable U.S. income tax treaty providing for the reduction or elimination of such withholding tax and demonstrate such eligibility to the IRS.

   Sale, Exchange or Redemption of the Notes or Common Stock

   A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or redemption of such note or common stock unless (1) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and other required conditions are met, or, (2) in certain circumstances, if we are, or have been at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock or note, a U.S. real property holding corporation (a "USRPHC") within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes.

   We believe that we are not a USRPHC for U.S. federal income tax purposes. Although we consider it unlikely based in our current business plans and operations, we may become a USRPHC in the future. If we were to become a USRPHC, a non-U.S. holder might be subject to U.S. federal income tax with respect to gain realized on the disposition of notes or shares of common stock. However, in the case of a sale of our common stock or notes, such gain would not be subject to U.S. federal income or withholding tax if (1) our common stock is regularly traded on an established securities market and (2) the non-U.S. holder disposing of our common stock or notes did not own, actually or constructively (through exercise of the conversion feature in the case of the notes), at any time during the five-year period preceding the disposition, more than 5% of our common stock.

   Constructive Dividends

   The conversion price of the notes is subject to adjustment in certain circumstances. Certain such adjustments would give rise to a deemed distribution to non-U.S. holders of the notes. See "U.S. Holders--Constructive Dividends" above. In such case, the deemed distribution would be subject to the rules above regarding withholding of U.S. federal tax on dividends in respect of common stock. See "--Distributions on Common Stock" below.

   Conversion of the Notes

   A non-U.S. holder generally should not be subject to U.S. federal income tax on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described above with respect to the sale, exchange or redemption of a note or common stock. See "Non-U.S. holders--Sale, Exchange or Redemption of the Notes or Common Stock" above. To the extent a non-U.S. holder receives upon conversion common stock that is attributable to accrued interest not previously included in income, such stock may give rise to income that would be subject to the rules described above with respect to the taxation of interest. See "Non-U.S. Holders--Taxation of Interest" above.

   Distributions on Common Stock

   If, contrary to our current dividend policy, distributions are made on common stock after conversion these distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a non-U.S. holder generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8 BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments.

   Distributions in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be treated as a non-taxable return of capital that reduces the non-U.S. holder's basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a non-U.S. holder except under the circumstances described above under "Non-U.S. Holders--Sale, Exchange or Redemption of the Notes or Common Stock."

   Backup Withholding and Information Reporting

   A non-U.S. holder may have to comply with specific certification procedures to establish that he is not a U.S. person in order to avoid information reporting and backup withholding tax requirements with respect to our payments of principal and interest on the notes. In addition, we must report annually to the IRS and to each non- U.S. holder the amount of any dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

   The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock will be subject to information reporting if it is to or through a foreign office of a broker that is a "U.S. related broker" unless the broker does not have actual knowledge or reason to know that the holder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption. Backup withholding will apply if the sale or disposition is subject to information reporting and the broker has actual knowledge that you are a U.S. person. Under applicable Treasury regulations, a broker is a "U.S. related broker" if it is (1) a U.S. person, (2) a controlled foreign corporation for U.S. federal income tax purposes, (3) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or (4) a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business.

   Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the prerequisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-U.S. holders of the notes or common stock should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

   THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                           SELLING SECURITY HOLDERS



   We originally issued the notes in a private placement in December 2001. The notes were resold by the initial purchasers of the notes to qualified institutional buyers under Rule 144A under the Securities Act. Selling security holders may offer and sell the notes and the underlying common stock pursuant to this prospectus.



   The following table sets forth information we have received as of February , 2002 about the principal amount of notes and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.



                                             Principal amount
                                                 of notes                        Number of shares
                                               beneficially                      of common stock    Percentage of
                                             owned that may be     Percentage of that may be sold    common stock
Name                                               sold        notes outstanding      (1)(4)      outstanding (2)
----                                         ----------------- ----------------- ---------------- ---------------
Advent Convertible Master Cayman L.P........    $ 2,935,000          1.47%            79,324              *
Allentown City Firefighters Pension Plan....         29,000             *                783              *
Allentown City Officer & Employees Pension
  Fund......................................         11,000             *                297              *
Allentown City Police Pension Plan..........         54,000             *              1,459              *
Amaranth LLC................................     13,800,000          6.90            372,972           1.21%
American Motorist Insurance Company.........        507,000             *             13,702              *
Arapahoe County Colorado....................         49,000             *              1,324              *
Arkansas Teachers Retirement System.........      3,506,000          1.75             94,756              *
Aventis Pension Master Trust (6)............        105,000             *              2,837              *
Bankers Trust Company Trustee for
  DaimlerChrysler Corp. Emp. #1 Pension
  Plan dtd. 4/1/89..........................      3,465,000          1.73%            93,648              *
Baptist Health of South Florida.............        505,000             *             13,648              *
Black Diamond Offshore Ltd..................        565,000             *             15,270              *
Boilermaker--Blacksmith Pension Trust (6)...        590,000             *             15,945              *
British Virgin Islands Social Security Board         38,000             *              1,027              *
CALAMOS(R) Convertible
  Fund--CALAMOS(R) Investment Trust (6).....      2,400,000          1.20             64,864              *
CALAMOS(R) Convertible Growth and
  Income Fund-- CALAMOS(R)
  Investment Trust (6)......................      4,400,000          2.20            118,918              *
CALAMOS(R) Convertible
  Portfolio--CALAMOS(R)
  Advisors Trust (6)........................         65,000             *              1,756              *
CALAMOS(R) Convertible Technology
  Fund--CALAMOS(R) Investment Trust (6).....         65,000             *              1,756              *
CALAMOS(R) Global Convertible
  Fund--CALAMOS(R) Investment Trust (6).....         70,000             *              1,891              *
CALAMOS(R) Market Neutral
  Fund--CALAMOS(R) Investment Trust (6).....     10,500,000          5.25            283,783              *
Chrysler Corporation Master
  Retirement Trust..........................     2,035,000          1.01             54,999              *
City of Albany Pension Plan (6).............        50,000             *              1,351              *
City of Knoxville Pension
  System (6)................................       145,000             *              3,918              *
City of New Orleans.........................       203,000             *              5,486              *
City University of New York.................       122,000             *              3,297              *

                                          Principal amount
                                              of notes                        Number of shares
                                            beneficially                      of common stock    Percentage of
                                          owned that may be     Percentage of that may be sold    common stock
Name                                            sold        notes outstanding      (1)(4)      outstanding (2)
----                                      ----------------- ----------------- ---------------- ---------------
Clarica Life Insurance Co.--U.S. (6).....      145,000              *              3,918              *
Consulting Group Capital
  Markets Funds (6)......................      250,000              *              6,756              *
DeAm Convertible Arbitrage...............    3,300,000           1.65             89,189              *
Delta Air Lines Master Trust (c/o Oaktree
  Capital Management LLC) (6)............      490,000              *             13,243              *
Delta Pilots Disability and Survivorship
  Trust (6)..............................      200,000              *              5,405              *
Delta Pilots D & S Trust (c/o Oaktree
  Capital Management LLC) (6)............      270,000              *              7,297              *
Deutsche Banc Alex Brown.................   15,624,000           7.81            422,269           1.37
Dorinco Reinsurance Company (6)..........      325,000              *              8,783              *
Double Black Diamond Offshore LDC........    2,935,000           1.47             79,324              *
Drury University (6).....................       35,000              *                945              *
Engineers Joint Pension Fund.............      468,000              *             12,648              *
Fidelity Financial Trust: Fidelity
  Convertible Securities Fund (7)........   11,680,000           5.84            315,675           1.03
Franklin and Marshall College............      190,000              *              5,135              *
Grady Hospital Foundation................      107,000              *              2,891              *
Granville Capital Corporation............    2,000,000           1.00             54,054              *
HFR Convertible Arbitrage Account........      190,000              *              5,135              *
HFR Master Fund, LTD. (6)................       50,000              *              1,351              *
H.K. Porter Company, Inc.................       15,000              *                405              *
Independence Blue Cross..................       64,000              *              1,729              *
JP Morgan Chase (6)......................      950,000              *             25,675              *
KBC Financial Products USA Inc...........      250,000              *              6,756              *
Kettering Medical Center Funded
  Depreciation Account (6)...............       35,000              *                945              *
Knoxville Utilities Board Retirement
  System (6).............................       120,000              *              3,243              *
Lipper Convertibles, L.P.................     1,500,000              *             40,540              *
Lipper Offshore Convertibles, L.P........     1,500,000              *             40,540              *
Louisiana Workers' Compensation
  Corporation (6)........................       150,000              *              4,054              *
Lumbermans...............................       491,000              *             13,270              *
Macomb County Employees' Retirement
  System (6).............................       145,000              *              3,918*             *
Microsoft Corporation....................       410,000              *             11,081              *
Minnesota Power and Light................       125,000              *              3,378              *
Motion Pictures Industry.................       545,000              *             14,729              *
Motion Picture Industry Health
  Plan--Active Member Fund...............       190,000              *              5,135              *
Motion Picture Industry Retiree Member
  Fund...................................        80,000              *              2,162              *
Municipal Employees......................       183,000              *              4,945              *
New Orleans Firefighters Pension/Relief
  Fund...................................       110,000              *              2,972              *
Nicholas Applegate Convertible Fund......     1,395,000              *             37,702              *

                                           Principal amount
                                               of notes                        Number of shares
                                             beneficially                      of common stock    Percentage of
                                           owned that may be     Percentage of that may be sold    common stock
Name                                             sold        notes outstanding      (1)(4)      outstanding (2)
----                                       ----------------- ----------------- ---------------- ---------------
1976 Distribution Trust FBO
  A.R. Lauder/ Zinterhofer................         7,000              *                189             *
1976 Distribution Trust FBO
  Jane A. Lauder..........................        13,000              *                351             *
Occidental Petroleum Corporation..........       118,000              *              3,189             *
OCM Convertible Trust.....................     1,180,000              *              8,918             *
Onex Industrial Partners..................     1,950,000              *             52,702             *
Palladin Securities LLC...................     1,200,000              *             32,432             *
Paloma Securities LLC.....................     5,000,000           2.50            135,135             *
Partner Reinsurance Company Ltd...........       330,000              *              8,918             *
Pebble Capital Inc........................       650,000              *             17,567             *
Physician Life............................       183,000              *              4,945             *
Policemen and Firemen Retirement System
  of the City of Detroit..................       503,000              *             13,594             *
Port Authority of Allegheny County
  Retirement and Disability Allowance
  Plan for the Employees Represented by
  Local 85 of the Amalgamated Transit
  Union (6)...............................       615,000              *             16,621             *
Pro-mutual................................       603,000              *             16,297             *
Qwest Occupational Health Trust...........        55,000              *              1,486*            *
RAM Trading Ltd...........................     1,750,000              *             47,297             *
Raytheon Master Pension Trust.............       200,000              *              5,405             *
Robertson Stephens........................     5,000,000           2.50            135,135             *
San Diego City Retirement.................     1,097,000              *             29,648             *
San Diego County Convertible..............     1,654,000              *             44,702             *
SCI Endowment Care Common Trust
  Fund--First Union (6)...................        20,000              *                540             *
SCI Endowment Care Common Trust
  Fund--National Fiduciary Services (6)...        70,000              *              1,891             *
SCI Endowment Care Common Trust
  Fund--Suntrust (6)......................        30,000              *                810             *
Screen Actors Guild Pension Convertible...       500,000              *             13,513             *
Shell Pension Trust.......................       320,000              *              8,648             *
Silvercreek Limited Partnership...........     1,100,000              *             29,729             *
Silvercreek II Limited....................       900,000              *             24,324             *
Southdown Pension Plan (6)................        60,000              *              1,621             *
SPT (6)...................................       710,000              *             19,189             *
State Employees' Retirement Fund of the
  State of Delaware.......................       810,000              *             21,891             *
State of Connecticut Combined Investment
  Fund....................................     1,705,000              *             46,081             *
State of Maryland Retirement Agency.......     2,575,000           1.29             69,594             *
State Street Bank Custodian for GE Pension
  Trust...................................     1,585,000              *             42,837             *
Sunrise Partners LLC......................     9,200,000           4.60            248,648             *
The Dow Chemical Company Employees'
  Retirement Plan (6).....................     1,150,000              *             27,631             *

                                           Principal amount
                                               of notes                        Number of shares
                                             beneficially                      of common stock    Percentage of
                                           owned that may be     Percentage of that may be sold    common stock
Name                                             sold        notes outstanding      (1)(4)      outstanding (2)
----                                       ----------------- ----------------- ---------------- ---------------
The Fondren Foundation (6)................         35,000              *                945              *
The Grable Foundation.....................         95,000              *              2,567              *
Trustmark Insurance Company...............        280,000              *              7,567              *
2000 Revocable Trust FBO
  A.R. Lauder/Zinterhofer.................          6,000              *                162              *
Union Carbide Retirement Account (6)......        600,000              *             16,216              *
United Food and Commercial Workers
  Local 1262 and Employee Pension
  Fund (6)................................        270,000              *              7,297              *
Vanguard Convertible Securities Fund, Inc.      1,945,000              *             52,567              *
Vopak USA Inc., Retirement Plan (f.k.a.
  Van Waters & Rogers, Inc. Retirement
  Plan) (6)...............................        140,000              *              3,783              *
Wake Forest University....................        686,000              *             18,540              *
Writers Guild Industry Health Fund........        293,000              *              7,918              *
Wyoming State Treasurer...................        971,000              *             26,243              *
Any other holder of notes or future
  transferee, pledgee, donee or successor
  of any holder (3).......................     59,605,000          29.80          1,610,944           5.05
                                             ------------         ------          ---------          -----
Total.....................................   $200,000,000         100.00%         5,405,400(5)       15.13%
                                             ============         ======          =========          =====

--------

   * Less than 1%.



   (1) Assumes conversion of all of the holder's notes at a conversion rate of
       27.027 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.



   (2) Calculated based on 30,315,494 shares of common stock outstanding as of December 31, 2001. In calculating this amount for each selling security holder, we treated as outstanding that number of shares of common stock issuable upon conversion of all of that holder's notes. However, we did not assume the conversion of any other holder's notes, except in calculating the percentage for all selling security holders as a group



   (3) Information about other selling security holders will be set forth in prospectus supplements, if required.



   (4) Assumes that the holders of notes, or any future transferees, pledgees, donees or successors of or from any such holder of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.



   (5) Column does not add up correctly because the fractional shares to which the holders would be entitled have been disregarded.



   (6) Pursuant to the Investment Management Agreement, CALAMOS(R) Investments is not acting individually, but solely as an Investment Manager for the selling security holder.



   (7) The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management and Research Company ("FMR Co."). FMR Co. is a Massachusetts corporation and an investment advisor registered under
       Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of such Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. FMR Co. is a wholly owned subsidiary of FMR Corp. ("FMR"), a Massachusetts corporation. The holdings are as of January 23, 2002.



   We prepared this table based on the information supplied to us as of February 21, 2002 by the selling security holders named in the table. The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements.



   None of the selling security holders listed above has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.



   Because the selling security holders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling security holders upon the termination of any particular offering. See "Plan of Distribution."

                             PLAN OF DISTRIBUTION

   We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

  .  directly by the selling security holders; or

  . through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the notes and the underlying common stock.

   The selling security holders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be underwriters. As a result, any profits on the sale of the underlying common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions. The notes and the underlying common stock may be sold in one or more transactions at:

  .  fixed prices;

  .  prevailing market prices at the time of sale;

  .  varying prices determined at the time of sale; or

  .  negotiated prices.

   These sales may be effected in transactions:

  . on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

  .  in the over-the-counter market;

  . in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  .  through the writing of options.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

   In connection with the sales of the notes or the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling security holders may also sell the notes or the underlying common stock short and deliver notes or the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers that, in turn, may sell the notes or the underlying common stock.

   To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

   Our common stock is quoted on the Nasdaq National Market under the symbol "PLAB." We do not intend to apply for listing of the notes on any securities exchange. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

   The selling security holders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market-making activities with respect to the notes and the underlying common stock.

   Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling security holders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

   We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

   The validity of the notes offered hereby has been passed upon for us by Shearman & Sterling, New York, New York. The validity of the shares of common stock issuable upon conversion of the notes has been passed upon for us by James A. Eder, our Vice President, Secretary and General Counsel. Mr. Eder beneficially owns certain of our securities.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference from the Photronics, Inc. Annual Report on Form 10-K for the year ended October 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

                               Photronics, Inc.

                       4 3/4% Convertible Notes Due 2006

                                      and

              Common Stock Issuable Upon Conversion of the Notes

                               -----------------

                                  Prospectus

                               -----------------


February  , 2002


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.


          Securities and Exchange Commission registration fee $ 18,400
          Nasdaq listing fee.................................   30,000
          Printing and engraving fees........................    5,700
          Accountant's fees and expenses.....................   20,000
          Legal fees and expenses............................   55,000
          Trustee fees and expenses..........................    7,500
          Miscellaneous expenses.............................   13,400
                                                              --------
             Total........................................... $150,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Under applicable Connecticut law, the Company shall provide for indemnification of its directors, officers, employees and agents. Applicable Connecticut law requires the Company to indemnify a director against judgments and other expenses of litigation when he is sued by reason of his being a director in any proceeding brought, other than on behalf of the corporation, if a director is successful on the merits in defense, or acted in good faith and in a manner reasonably believed to be in the best interests of the corporation, and in all other cases that his conduct was at least not opposed to the best interests of the corporation, or in a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In a proceeding brought on behalf of a corporation (a derivative action), a director is entitled to be indemnified by the corporation for reasonable expenses of litigation, if the director is finally adjudged not to have breached his duty to the corporation. In addition, a director is entitled to indemnification for both derivative and non-derivative actions, if a court determines, upon application, that the director is fairly and reasonably entitled to be indemnified. Finally, the Company maintains director and officer liability insurance which provides insurance for the Company's directors and officers in connection with claims brought against them in their capacity as such with the Company.

   Article Ninth of the Company's Certificate of Incorporation limits directors' monetary liability for actions or omissions made in good faith, which are later determined to be a breach of their duty as directors of the Company. Article Ninth does not eliminate or limit a director's liability for breaches of fiduciary duty for actions or omissions which (i) involved a knowing and culpable violation of law; (ii) enabled a director or an associate (as defined in the Act) to receive an improper personal economic gain; (iii) showed a lack of good faith and conscious disregard for his duty as a director under circumstances where the director was aware that his actions created an unjustifiable risk of serious injury to the Company; (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of his duty; or (v) involved the improper distribution of Company assets to its shareholders or an improper loan to an officer, director or 5% shareholder. Article Ninth also does not preclude suits for equitable relief, such as an injunction, nor would it shield directors from liability for violations of the federal securities laws. Moreover, Article Ninth does not limit the liability of directors for any act or omission that occurred prior to the date the Article became effective and does not limit the potential liability of officer-directors in their capacity as officers.

ITEM 16.  EXHIBITS


Exhibit
-------
  +4.1  Indenture dated as of December 12, 2001 between Photronics, Inc. and The Bank of Nova Scotia Trust
        Company of New York, Trustee (incorporated by reference to Exhibit 4.2 of Photronic, Inc.'s Annual
        Report on Form 10-K for the fiscal year ended October 31, 2001)
  +4.2  Registration Rights Agreement dated December 12, 2001 between Photronics, Inc., Morgan Stanley
        & Co. Incorporated and Merrill Lynch & Co. (incorporated by reference to Exhibit 4.3 of Photronic,
        Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 2001)
  +4.3  Certificate of Incorporation of Photronics, Inc. (Filed as an exhibit to the Company's Registration
        Statement on Form S-1, File Number 33-11694, which was declared effective by the Commission on
        March 10, 1987, and incorporated herein by reference.)
  +4.4  Amended By-laws of Photronics, Inc. (Filed as an exhibit to the Company's Registration Statement on
        Form S-1, File Number 33-11694, which was declared effective by the Commission on March 10, 1987, and incorporated herein by reference).
  +4.5  Amendment to Certificate of Incorporation, dated March 16, 1990 (Filed as an exhibit to the
        Company's Registration Statement on Form S-2, File Number 33-34772 which was declared effective by the Commission on June 22, 1990, and incorporated herein by reference).
  +4.6  Amendment to Certificate of Incorporation, dated March 16, 1995 (Filed as an exhibit to the
        Company's Current Report on Form 8-K, dated March 24, 1995, and incorporated herein by reference).
  +4.7  Amendment to Certificate of Incorporation, dated November 13, 1997 (Filed as an exhibit to the
        Company's Annual Report on Form 10-K for the fiscal year ended November 2, 1997, and incorporated herein by reference).
  +4.8  Form of 4 3/4 Convertible Subordinated Note due 2006 (Contained in the Indenture filed as Exhibit 4.2 to the Company's Annual Report of Form 10-K for the fiscal year ended October 31, 2001).
  +4.9  Form of Common Stock Certificate (Filed as an exhibit to the Company's Registration Statement on
        Form S-1, File Number 33-1694, which was declared effective by the Commission on March 10, 1987, and incorporated herein by reference)
 **5.1  Opinion of James A. Eder
 **5.2  Opinion of Shearman & Sterling
 **8    Opinion of Shearman & Sterling as to Certain United States Federal Income Tax Matters
**12    Statement Regarding Computation of Ratio of Earnings to Fixed Charges
 *23.1  Consent of Deloitte & Touche LLP, Independent Auditors
**23.2  Consent of James A. Eder (included in Exhibit 5.1)
**23.3  Consent of Shearman & Sterling (included in Exhibit 5.2 and Exhibit 8)
**24    Powers of Attorney
**25    Statement of eligibility of Trustee on form T-1

--------
* Filed herewith

** Previously Filed


+ Incorporated by reference

ITEM 17.  UNDERTAKINGS

   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned registrant hereby undertakes that (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Brookfield, State of Connecticut, on February 22, 2002.



                                                  PHOTRONICS, INC.
                                                  By: /S/  ROBERT J. BOLLO
                                                  -----------------------------
                                                           Robert J. Bollo
                                                        Senior Vice President
                                                    And Chief Financial Officer





   Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



          Signature                       Title                   Date
          ---------                       -----                   ----

              *               Chairman of the Board and     February 22, 2002
-----------------------------   Chief Executive Officer
 Constantine S. Macricostas

              *               Senior Vice President and     February 22, 2002
-----------------------------   Chief Financial Officer
       Robert J. Bollo

              *               Vice President--Controller    February 22, 2002
-----------------------------   (Principal Accounting
        Sean T. Smith           Officer)

              *               Director                      February 22, 2002
-----------------------------
    Walter M. Fiederowicz



              *               Director                      February 22, 2002
-----------------------------
   Joseph A. Fiorita, Jr.

              *               Director                      February 22, 2002
-----------------------------
       Willem D. Maris

              *               Director                      February 22, 2002
-----------------------------
     Michael J. Yomazzo




*By:   /s/  ROBERT J. BOLLO
     -------------------------


       Robert J. Bollo
     For himself and as
      Attorney-in-Fact